SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

A Wholly-Owned Subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, GA 30303

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois, 60606

(312) 876-7600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Buckeye Technologies Inc. (“Buckeye”) by GP Cellulose Group LLC (“GP Cellulose”), a wholly-owned subsidiary of Georgia-Pacific LLC (“Georgia-Pacific”). A communication related to the proposed tender offer is attached.

ADDITIONAL INFORMATION ABOUT THE OFFER: The exhibit is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Buckeye’s common stock described in the exhibit has not commenced. At the time the tender offer is commenced, Georgia-Pacific will file, or cause to be filed, a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Buckeye will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Buckeye’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER: In connection with the potential subsequent merger of GP Cellulose with and into Buckeye, Buckeye would expect to file a proxy statement with the SEC, as well as other relevant materials in connection with the proposed transaction pursuant to the terms of an Agreement and Plan of Merger, dated as of April 23, 2013, by and among Buckeye, Georgia-Pacific and GP Cellulose. The materials to be filed by Buckeye will be made available to Buckeye’s investors and stockholders at no expense to them. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Buckeye are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they contain important information about the merger and the parties to the merger.

Buckeye and its directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Buckeye’s stockholders in connection with the proposed merger. Investors and stockholders may obtain more detail information regarding the names, affiliations and interests of certain of Buckeye’s executive officers and directors in the solicitation by reading Buckeye’s proxy statement for its 2012 annual meeting of stockholders, annual report on Form 10-K for the fiscal year ended June 30, 2012 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the merger when and if they become available. Information concerning the interests of Buckeye’s participants in the solicitation, which may, in some cases, be different than those of Buckeye’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Buckeye’s directors and executive officers is also included in Buckeye’s proxy statement for its 2012 annual meeting of stockholders and in Buckeye’s annual report on Form 10-K for the fiscal year ended June 30, 2012.

Exhibit Index

Exhibit Number	Description

99.1	Letter to Georgia-Pacific’s Customers, dated April 24, 2013